

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2014

Via E-mail
Dickson Fang
Chief Executive Officer
Teletronics International, Inc.
2 Choke Cherry Road
Rockville, Maryland 20850

> **Re: Teletronics International, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12(g)**
> **Filed September 5, 2014**
> **File No. 0-55241**

Dear Mr. Fang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements

1.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

2. Summary of Significant Accounting Policies

Principles of Consolidation, page F-18

2.   As previously requested in comment 20, please disclose in your audited financial statements for the two years ended December 31, 2013 how your intercompany transactions and balances with Xun Yun Tian Technologies were accounted for in accordance with ASC 323-10-35-7 through -35-12.

<u>Segment Information, page F-18</u>

3. We note from your Cost of Revenues and Gross Margin disclosures on page 14 that your internal accounting systems track costs of sales for revenues earned in your China segment.   Describe for us the internal costs of sales, gross margin and operating income information provided to your chief operating decision maker and relied upon by him to allocated resources between your segments.

    In this regard, please revise your discussion of comparative results of operations in MD&A and include such relevant accounting and statistical data as necessary to enhance a reader's understanding of your results and related operating trends.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

    Sincerely,

    /s/ Kathleen Krebs, for

    Larry Spirgel
    Assistant Director

cc: <u>Via E-mail</u>
        William B. Barnett
        Barnett & Linn